                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No.2)

                    Under the Securities Exchange Act of 1934

                               A.T. CROSS COMPANY
                                (Name of Issuer)

                      Class A Common Stock, $1.00 Par Value
                         (Title of class of securities)

                                    227478104
                                 (CUSIP number)

                                December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  [   ]    Rule 13d-1(b)
                  [   ]    Rule 13d-1(c)
                  [X]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                 (A fee is not being paid with this statement.)

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     1) Name of Reporting Person. Marjorie B. Boss

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     2) Check the Appropriate box if a Member of a Group (See Instructions).

     (a) |_| (b) X

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     3) SEC Use Only......................................

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     4) Citizenship or Place of Organization. United States

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Number of             (5)  Sole Voting Power:  19,931
Shares Beneficially   (6)  Shared Voting Power:  831,000 (1,733,400 if Class B common
Owned By              stock beneficially owned is converted to Class A common stock)
Each Report-          (7)  Sole Dispositive Power:  19,931
ing Person            (8)  Shared Dispositive Power: 831,000 (1,733,400 if Class B
With                  common stock beneficially owned is converted to Class A common
                      Stock)
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     9) Aggregate Amount Beneficially Owned by Each Reporting Person.  1,753,331
(assumes  conversion of all  outstanding  Class B common stock to Class A common stock and exercise of all options exercisable within 60 days).

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     10) Check if the Aggregate  Amount in Row (9) Excludes  Certain Shares (See
Instructions).  Excludes  167,246  shares held  directly by  reporting  person's spouse for which the reporting person disclaims beneficial ownership.

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     11)  Percent of Class  Represented  by Amount in Row 9. 12.5%  (based  upon
13,174,034 Class A shares  outstanding and assumes conversion of all outstanding
Class B common  stock  to  Class A common  stock  and  exercise  of all  options exercisable within 60 days held by Reporting Person).

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     12) Type of Reporting Person (See Instructions). IN

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     1) Name of Reporting Person. W. Russell Boss, Jr., Trust B dtd 12/27/67

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     2) Check the Appropriate box if a Member of a Group (See Instructions).

     (a) |_| (b) X

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     3) SEC Use Only......................................

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     4) Citizenship or Place of Organization. United States

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Number of             (5)  Sole Voting Power:  831,000 (1,733,400 if Class B common
Shares Beneficially   stock beneficially owned is converted to Class A common stock)
Owned ByEach Report-  (6) Shared Voting Power: None
ing Person            (7)  Sole Dispositive Power:  831,000 (1,733,400 if Class B common
With                  stock beneficially owned is converted to Class A common stock)
                      (8)  Shared Dispositive Power: None

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     9) Aggregate Amount Beneficially Owned by Each Reporting Person.  1,733,400
(assumes  conversion of all  outstanding  Class B common stock to Class A common stock and exercise of all options exercisable within 60 days).

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     10) Check if the Aggregate  Amount in Row (9) Excludes  Certain Shares (See
Instructions). Not applicable.

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     11)  Percent of Class  Represented  by Amount in Row 9. 12.3%  (based  upon
13,174,034 Class A shares  outstanding and assumes conversion of all outstanding
Class B common  stock  to  Class A common  stock  and  exercise  of all  options exercisable within 60 days held by Reporting Person).

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     12) Type of Reporting Person (See Instructions). OO
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Item 1(a).        Name of Issuer.
                  A.T. Cross Company.

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Item 1(b).        Address of Issuer's Principal Executive Offices.
                  One Albion Road, Lincoln, Rhode Island 02865.

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Item 2(a).        Name of Person Filing.

                        (i)      Marjorie B. Boss
                        (ii)     W. Russell Boss, Jr., Trust B dtd 12/27/67

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Item 2(b).        Address of Principal Business Office.

                  (i), (ii) One State Street
                           Suite 200
                           Providence, RI 02908
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Item 2(c).        Citizenship.
                  (i), (ii) United States.

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Item 2(d).        Title of Class of Securities.
                  Class A Common Stock, $1.00 Par Value.

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Item 2(e).        CUSIP Number.
                  227478104

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Item 3.           Not applicable.

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Item 4.           Ownership.

     (a) Amount Beneficially Owned by Marjorie B. Boss.

          19,931  shares of Class A Common  Stock  held  directly  by  reporting person

          831,000  shares  of Class A Common  Stock  held in trust for which the reporting person is co-trustee.

          902,400  shares  held in trust  for  which  the  reporting  person  is co-trustee  which  may be  acquired  by  conversion  of Class B Common
          Stock.

          Ms. Boss expressly  disclaims  beneficial  ownership of 167,246 shares held by spouse.

          Amount Beneficially Owned by W. Russell Boss, Jr. Trust dtd 12/27/67.

          831,000 shares of Class A Common Stock

          902,400 which may be acquired by conversion of Class B Common Stock.

     (b) Percent of Class. The shares of Common Stock  beneficially owned by Ms.
Boss  represent  12.5% of the  outstanding  shares of common stock of the issuer
(assumes  conversion  of all  outstanding  shares of Class B common  stock to an equal number of shares of Class A common stock).

     The number of shares of Common Stock  beneficially  owned by the W. Russell
Boss, Jr. Trust dtd 12/27/67  represent 12.3% of the  outstanding  shares of the common stock of the issuer  (assumes  conversion  of all  outstanding  shares of
Class B common stock to an equal number of shares of Class A common stock).

     (c) Number of shares of Common Stock as to which Ms. Boss has:

          (i) sole power to vote or to direct the vote: 19,931.

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          (ii) shared power to vote or to direct the vote: 831,000 (1,733,400 if all Class B shares are converted to Class A shares).

          (iii) sole power to dispose or to direct the disposition of: 19,931.

          (iv) shared power to dispose or to direct the  disposition of: 831,000
     (1,733,400 if all Class B shares are converted to Class A shares).

     Number of shares of Common Stock as to which the W. Russell Boss, Jr. Trust dtd 12/27/67 has:

          (i) sole power to vote or to direct the vote:  831,000  (1,733,400  if all Class B shares are converted to Class A shares).

          (ii) shared power to vote or to direct the vote: None

          (iii) sole power to vote or to direct the vote:  831,000 (1,733,400 if all Class B shares are converted to Class A shares).

          (iv)  shared  power to dispose or to direct the  disposition  of: None

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Item 5. Ownership of Five Percent or Less of a Class. Not applicable.

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Item 6.  Ownership  of More than Five Percent on Behalf of Another  Person.  Not applicable.

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Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company or Control Person.  Not
applicable.

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Item  8.  Identification  and  Classification  of  Members  of  the  Group.  Not
applicable.

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Item 9. Notice of Dissolution of Group. Not applicable.

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Item 10. Certification. Not Applicable.

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     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:    February 14, 2005          /s/     Marjorie B. Boss
                                        ------------------------------------
                                            Marjorie B. Boss

Date:    February 14, 2005          W. Russell Boss, Jr., Trust B dtd 12/27/67

                                            By: /s/ Marjorie B. Boss
                                        -------------------------------------
                                            Name: Marjorie B. Boss
                                            Title:Co-Trustee

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (f)(1) under the Securities  Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached  statement on Schedule 13G and to all  amendments to such statement and that such  statement and all  amendments to such statement is made on behalf of each of them.

IN WITNESS  WHEREOF,  the undersigned  hereby execute this agreement on February
14, 2005.

Date:    February 14, 2005          /s/     Marjorie B. Boss
                                        ---------------------------------
                                            Marjorie B. Boss

Date:    February 14, 2005          W. Russell Boss, Jr., Trust B dtd 12/27/67

                                            By:/s/ Marjorie B. Boss
                                        ----------------------------------
                                            Name:  Marjorie B. Boss
                                            Title: Co-Trustee